Exhibit 99.1

Amdochs Limited Reports Third Quarter Fiscal 2022 Results

Record Quarterly Revenue of $1.16 Billion, up 8.8% YoY as Reported and up 10.8% YoY in Constant Currency(3)

Strong Sales Momentum & Record 12-Month Backlog of $3.95 Billion, up 10% YoY

Fiscal 2022 Revenue Growth Outlook Consistent with Midpoint of 6.2%-7.2% YoY Guidance Range, as Reported

On-Track for Fiscal 2022 Revenue Growth of Roughly 10% YoY in Constant Currency(2)(3)

Third Quarter Fiscal 2022 Highlights

(All comparisons are against the prior year)

•	Tracking in line with the midpoint of fiscal 2022 adjusted GAAP diluted EPS growth(4) outlook of 11.0%-13.5%

•	On-track for fiscal 2022 pro forma(2) non-GAAP diluted EPS growth of roughly 12%, consistent with midpoint of guidance range of 11.2%-12.5%

•

Record revenue of $1,160 million, up 8.8% as reported and up 10.8% in constant currency(3); revenue was at the midpoint of $1,140-$1,180 million guidance range, despite unfavorable foreign currency movements of roughly $7 million compared to our guidance assumptions

•	Record revenue of $788 million in North America, up 14.9%

•	Record managed services revenue of $718 million, equivalent to approximately 62% of total revenue

•	GAAP diluted EPS of $1.04, toward the high end of $0.97-$1.05 guidance range

•	Non-GAAP diluted EPS of $1.27, above the midpoint of $1.23-$1.29 guidance range

•	GAAP operating income of $169 million; GAAP operating margin of 14.6%

(1)	Please refer to the Selected Financial Metrics tables below (figures may not sum because of rounding).
(2)	Pro forma growth rate excludes the financial impact of OpenMarket (which was divested on December 31, 2020) from fiscal year 2021
(3)	Revenue on a constant currency basis assumes exchange rates in the current period were unchanged from the prior period
(4)

Adjusted GAAP excludes the gain from the sale of OpenMarket, which was divested on December 31, 2020, from the current and comparable fiscal years; fiscal 2022 GAAP diluted EPS growth outlook is (18.0)%-(16.5)% on a non-adjusted basis

•	Non-GAAP operating income of $204 million; non-GAAP operating margin of 17.6%, unchanged sequentially and as compared to last year’s third fiscal quarter while accelerating R&D investments

•	Free cash flow of $126 million, comprised of cash flow from operations of $167 million, less $41 million in net capital expenditures and other(1)

•	Normalized free cash flow of $144 million(1)

•	Repurchased $100 million of ordinary shares during the third fiscal quarter

•	Record twelve-month backlog of $3.95 billion, up approximately $60 million sequentially and up 10% compared to last year’s third fiscal quarter

JERSEY CITY, NJ – August 3, 2022 – Amdocs Limited (NASDAQ: DOX), a leading provider of software and services to communications and media companies, today reported operating results for the three months ended June 30, 2022.

“Our solid third quarter operating performance reflects strong demand for Amdocs’ products and services across our core strategic growth pillars of 5G monetization, cloud adoption, digital modernization, and network automation. Record revenue of $1.16 billion was up 8.8%, or 10.8% from a year ago after adjusting for foreign currency(3) headwinds. In addition to strong execution, our sales momentum was again robust this quarter. Among the notable wins, we secured a multi-year deal to accelerate Vodafone Germany’s digital transformation, and we ended Q3 with record 12-month backlog of $3.95 billion, up 10% from a year ago. To expand our SaaS-based cloud network and service assurance offering, we also announced the planned acquisition of MYCOM OSI, a strategic growth move that builds on our other recent successful acquisitions in the network and cloud space,” said Shuky Sheffer, president and chief executive officer of Amdocs Management Limited.

“We have delivered consistent profitability as we balanced accelerated R&D investments, foreign currency headwinds and a competitive labor market with disciplined project deployment and continued focus on operational excellence. Additionally, we delivered another record quarter in managed services, for which customer renewal rates have historically averaged nearly 100% over time. A prime example is a recent five-year managed services extension with AT&T’s Cricket Wireless, where we have expanded our relationship to leverage our latest cloud-native technologies, including incident management and next-generation digital catalog”, said Tamar Rapaport-Dagim, chief financial officer & chief operating officer of Amdocs Management Limited.

Sheffer concluded, “While we are closely monitoring the uncertain global macroeconomic environment, we are confident in our unique business model that includes mission critical products and services, highly recurring revenue streams and long-term customer engagements. More than ever, we believe Amdocs is positioned as a highly relevant and trusted partner to our customers, who require market-leading innovation to enable revenue growth, cost reduction and efficiency improvement in the 5G and cloud era. We remain on-track to deliver accelerated revenue growth of roughly 10% on a pro forma(2), constant currency(3) basis for the full year fiscal 2022, our visibility to which is supported by our record 12-month backlog and the rich pipeline of opportunity ahead.”

Revenue

(All comparisons are against the prior year period)

	In Millions
	Three months ended
	June 30, 2022
	Actual	Previous Guidance
Revenue	$1,160	$1,140-$1,180
Revenue growth, as reported	8.8%
Revenue growth, constant currency(3)	10.8%

•

Revenue for the third fiscal quarter of 2022 was at the midpoint of Amdocs’ guidance, despite unfavorable foreign currency movements of roughly $7 million compared to our guidance assumptions and relative to the second quarter of fiscal 2022

Net Income and Earnings Per Share

	In thousands, except per share data
	Three months ended
	June 30,
	2022	2021
GAAP Measures
Net income	$128,466	$146,150
Diluted earnings per share	$1.04	$1.14
Non-GAAP Measures
Net income	$156,520	173,283
Diluted earnings per share	$1.27	$1.35

•

Non-GAAP net income excludes amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisition related liabilities measured at fair value, equity-based compensation expenses, and other, net of related tax effects, in all the periods presented

For further details of the reconciliation of selected financial metrics from GAAP to Non-GAAP, please refer to the tables below.

Capital Allocation: Returning Cash to Shareholders

•

Quarterly Cash Dividend Program: On August 3, 2022, the Board approved the Company’s next quarterly cash dividend payment of $0.395 per share and set September 30, 2022 as the record date for determining the shareholders entitled to receive the dividend, which will be payable on October 28, 2022

•	Share Repurchase Activity: Repurchased $100 million of ordinary shares during the third quarter of fiscal 2022

Twelve-month Backlog

Twelve-month backlog was a record $3.95 billion at the end of the third quarter of fiscal 2022, up approximately 10% as compared to last year’s third fiscal quarter. Twelve-month backlog includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities.

Fourth Quarter Fiscal 2022 Outlook

In millions, except per share data
Q4 2022
Revenue	$1,145-$1,185
GAAP diluted EPS	$0.98-$1.06
Non-GAAP diluted EPS	$1.26-$1.32

•	Fourth quarter revenue guidance assumes approximately $4 million sequential unfavorable impact from foreign currency fluctuations as compared to the third quarter of fiscal 2022

•

Fourth quarter non-GAAP diluted EPS guidance excludes amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisitions related liabilities measured at fair value, and approximately $0.12-$0.14 per share of equity-based compensation expense and other, net of related tax effects

Full Year Fiscal 2022 Outlook

FY 2022, year-over-year growth
	Current Guidance	Previous Guidance
Revenue growth, as reported	6.2%-7.2%	5.2%-7.2%
Pro forma(2) revenue growth, constant currency(3)	9.6%-10.6%	8.0%-10.0%

GAAP diluted EPS growth	(18.0)%-(16.5)%	(20.5)%-(17.0)%
Adjusted GAAP diluted EPS growth(4)	11.0%-13.5%	7.5%-12.5%
Non-GAAP diluted EPS growth	9.6%-10.9%	7.3%-10.3%
Pro forma(2) non-GAAP diluted EPS growth	11.2%-12.5%	9.0%-12.0%

FY 2022, in millions
	Current Guidance	Previous Guidance
Free cash flow(1)	~$520	~$500
Normalized free cash flow(1)	~$650	~$650

•

Full year fiscal 2022 revenue guidance incorporates an expected unfavorable impact from foreign currency fluctuations of approximately 1.2% year-over-year as compared with an unfavorable impact of about 0.8% year-over-year previously

•

Non-GAAP diluted earnings per share growth, and pro forma(2) non-GAAP diluted earnings per share growth, excludes amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisitions related liabilities measured at fair value, approximately $0.45-$0.47 per share of equity-based compensation expense, gain from divestiture of OpenMarket and other, net of related tax effects. Adjusted GAAP diluted earnings per share(4) growth, excludes gain from divestiture of OpenMarket, net of related tax effects

•	Non-GAAP effective tax rate is anticipated to be within a range of 13.0% to 17.0% for the full year fiscal 2022

•	Free cash flow(1) is comprised of cash flow from operations, less net capital expenditures and other

•	Normalized free cash flow excludes expected capital expenditure of $110 million related to the new campus development in Israel, and other items

Three Year Fiscal 2022-2024 Outlook

•	In addition to our full year fiscal 2022 revenue guidance, we project revenue growth of 6% to 10% year-over-year on a constant currency(3) basis in each of fiscal years 2023 and 2024

•

Projecting revenue growth on an as reported basis in each of fiscal years 2023 and 2024 is not possible without unreasonable efforts given the uncertain impact of foreign exchange rates and acquisition activity which cannot be reasonably predicted at this time

Our fourth fiscal quarter 2022 and full year fiscal 2022, 2023 and 2024 forward looking projections take into consideration the Company’s current expectations regarding macro and industry specific risks and various uncertainties and certain assumptions that we will discuss on our earnings conference call. However, we note that market dynamics continue to shift rapidly and we cannot predict all possible outcomes, including those resulting from the prevailing level of macroeconomic, business and operational uncertainty and the COVID-19 pandemic, which have created, and continues to create, a significant amount of uncertainty, or from current and potential customer consolidation or their other strategic corporate activities.

Conference Call and Earnings Webcast Presentation Details

Amdocs will host a conference call and earnings webcast presentation on August 3, 2022 at 5:00 p.m. Eastern Time to discuss the Company’s third quarter of fiscal 2022 results.

To participate in the call, please register here to receive the dial-in numbers and unique access PIN. The conference call and webcast will also be carried live on the Internet and may be accessed via the Amdocs website at https://investors.amdocs.com. Presentation slides will be available shortly before the webcast.

Non-GAAP Financial Measures This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow and normalized free cash flow, revenue on a constant currency(3) basis, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expenses, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income and non-GAAP diluted earnings per share growth. These other non-GAAP measures exclude the following items:

•	amortization of purchased intangible assets and other acquisition-related costs;

•	changes in certain acquisition-related liabilities measured at fair value;

•	non-recurring and unusual charges or benefits (such as a gain from divestiture of OpenMarket);

•	equity-based compensation expense;

•	other; and

•	tax effects related to the above.

Free cash flow equals cash generated by operating activities less net capital expenditures and other. Normalized free cash flow, a measure of our operating performance, is further adjusted to exclude net capital expenditures related to the new campus development, payments for non-recurring and unusual charges (such as capital gains tax in relation to the divestiture of OpenMarket), and payments of acquisition related liabilities. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow and normalized free cash flow, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expenses, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income and non-GAAP diluted earnings per share growth when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisition-related liabilities measured at fair value, non-recurring and unusual charges or benefits, equity-based compensation expense, other and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these items in reviewing its results and those of its competitors, because the amounts of the items between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the items.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of revenue, research and development, selling, general and administrative, operating income, interest and other expenses, net, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

Supporting Resources

•	Keep up with Amdocs news by visiting the Company’s website

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About Amdocs

Amdocs helps those who build the future to make it amazing. With our market-leading portfolio of software products and services, we unlock our customers’ innovative potential, empowering them to provide next-generation communication and media experiences for both the individual end user and large enterprise customers. Our 31,000 employees around the globe are here to accelerate service providers’ migration to the cloud, enable them to differentiate in the 5G era, and digitalize and automate their operations. Listed on the NASDAQ Global Select Market, Amdocs had revenue of $4.3 billion in fiscal 2021.

For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters and years. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, the duration and severity of the COVID-19 pandemic, and its impact on the global economy,

Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2021 filed on December 9, 2021 and our Form 6-K furnished for the first quarter of fiscal 2022 on February 14, 2022 and for the second quarter of fiscal 2022 on May 24, 2022.

Contact:

Matthew Smith

Head of Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com

AMDOCS LIMITED

Consolidated Statements of Income

(In thousands, except per share data)

	Three months ended June 30,		Nine months ended June 30,
	2022	2021	2022	2021(a)
Revenue	$1,160,290	$1,066,254	$3,410,193	$3,201,331
Operating expenses:
Cost of revenue	748,214	689,370	2,206,189	2,103,601
Research and development	89,479	80,794	258,488	231,617
Selling, general and administrative	136,110	122,401	399,168	361,240
Amortization of purchased intangible assets and other	17,173	18,770	53,237	60,510

	990,976	911,335	2,917,082	2,756,968

Operating income	169,314	154,919	493,111	444,363
Interest and other (expense) income, net	(7,811)	334	(18,992)	(9,698)
Gain from sale of a business	—	—	10,000	226,410

Income before income taxes	161,503	155,253	484,119	661,075
Income taxes	33,037	9,103	63,554	96,226

Net income	$128,466	$146,150	$420,565	$564,849

Basic earnings per share	$1.05	$1.15	$3.41	$4.37

Diluted earnings per share	$1.04	$1.14	$3.39	$4.34

Basic weighted average number of shares outstanding	122,319	127,172	123,271	129,362

Diluted weighted average number of shares outstanding	123,153	128,050	124,098	130,115

Cash dividends declared per share	$0.395	$0.36	$1.15	$1.0475

AMDOCS LIMITED

Selected Financial Metrics

(In thousands, except per share data)

	Three months ended June 30,		Nine months ended June 30,
	2022	2021	2022	2021(a)
Revenue	$1,160,290	$1,066,254	$3,410,193	$3,201,331
Non-GAAP operating income	204,325	187,606	599,557	560,470
Non-GAAP net income	156,520	173,283	497,599	474,350
Non-GAAP diluted earnings per share	$1.27	$1.35	$4.01	$3.65
Diluted weighted average number of shares outstanding	123,153	128,050	124,098	130,115

Free Cash Flows and Normalized Free Cash Flow

(In thousands)

	Three months ended June 30,		Nine months ended June 30,
	2022	2021	2022	2021(a)
Net Cash Provided by Operating Activities	$166,826	$189,873	$539,800	$726,094
Purchases of property and equipment, net (c)	(40,904)	(50,255)	(145,400)	(149,565)

Free Cash Flow	125,922	139,618	394,400	576,529
Tax payment on sale of business(b)	—	13,597	3,193	38,787
Payments of acquisition related liabilities	—	—	14,350	13,234
Net capital expenditures related to the new campus development	18,260	25,324	77,676	67,879

Normalized Free Cash Flow	$144,182	$178,539	$489,619	$696,429

(a)	Since January 1, 2021, OpenMarket results are not included in the Consolidated Statements of Income given its divestiture.
(b)	Tax payment related to capital gain from divestiture of OpenMarket, which was completed on December 31, 2020.
(c)	The amounts under “Purchase of property and equipment, net” include proceeds from sale of property and equipment of $521 and $233 for the nine months ended June 30, 2022 and 2021, respectively.

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(In thousands)

	Three months ended June 30, 2022
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$748,214	$—	$(8,523)	$284	$—	$—	$739,975
Research and development	89,479		(1,495)				87,984
Selling, general and administrative	136,110		(8,104)				128,006
Amortization of purchased intangible assets and other	17,173	(17,173)					—

Total operating expenses	990,976	(17,173)	(18,122)	284		—	955,965

Operating income	169,314	17,173	18,122	(284)			204,325

Interest and other expense, net	(7,811)				500		(7,311)

Income taxes	33,037					7,457	40,494

Net income	$128,466	$17,173	$18,122	$(284)	$500	$(7,457)	$156,520

	Three months ended June 30, 2021
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$689,370	$—	$(6,020)	$74	$—	$—	$683,424
Research and development	80,794	—	(1,032)	—	—	—	79,762
Selling, general and administrative	122,401	—	(6,939)	—	—	—	115,462
Amortization of purchased intangible assets and other	18,770	(18,770)	—	—	—	—	—

Total operating expenses	911,335	(18,770)	(13,991)	74	—	—	878,648

Operating income	154,919	18,770	13,991	(74)	—	—	187,606

Interest and other income (expense), net	334	—	—	—	(1,510)	—	(1,176)

Income taxes	9,103	—	—	—	—	4,044	13,147

Net income	$146,150	$18,770	$13,991	$(74)	$(1,510)	$(4,044)	$173,283

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(In thousands)

	Nine months ended June 30, 2022
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Gain from sale of a business	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$2,206,189	$—	$(23,740)	$(509)	$—	$—	$—	$2,181,940
Research and development	258,488		(4,093)					254,395
Selling, general and administrative	399,168		(24,867)					374,301
Amortization of purchased intangible assets and other	53,237	(53,237)						—

Total operating expenses	2,917,082	(53,237)	(52,700)	(509)	—		—	2,810,636

Operating income	493,111	53,237	52,700	509	—			599,557

Interest and other expense, net	(18,992)					(2,005)		(20,997)

Gain from sale of a business	10,000				(10,000)			—

Income taxes	63,554						17,407	80,961

Net income	$420,565	$53,237	$52,700	$509	$(10,000)	$(2,005)	$(17,407)	$497,599

	Nine months ended June 30, 2021(a)
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Gain from sale of a business	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$2,103,601	$—	$(16,543)	$(15,654)	$—	$—	$—	$2,071,404
Research and development	231,617	—	(2,876)	—	—	—	—	228,741
Selling, general and administrative	361,240	—	(20,524)	—	—	—	—	340,716
Amortization of purchased intangible assets and other	60,510	(60,510)	—	—	—	—	—	—

Total operating expenses	2,756,968	(60,510)	(39,943)	(15,654)	—	—	—	2,640,861

Operating income	444,363	60,510	39,943	15,654	—	—	—	560,470

Interest and other income (expense), net	(9,698)	—	—	—	—	(686)	—	(10,384)

Gain from sale of a business	226,410	—	—	—	(226,410)	—	—	—

Income taxes	96,226	—	—	—	—	—	(20,490)	75,736

Net income	$564,849	$60,510	$39,943	$15,654	$(226,410)	$(686)	$20,490	$474,350

AMDOCS LIMITED

Condensed Consolidated Balance Sheets

(In thousands)

	As of
	June 30, 2022	September 30, 2021
ASSETS
Current assets
Cash and cash equivalents	$597,761	$709,064
Short-term interest-bearing investments	252,512	256,527
Accounts receivable, net, including unbilled of $137,411 and $162,278, respectively	1,039,983	866,819
Prepaid expenses and other current assets	226,027	235,089

Total current assets	2,116,283	2,067,499
Property and equipment, net	747,782	698,768
Lease assets	207,885	233,162
Goodwill and other intangible assets, net	2,866,914	2,881,676
Other noncurrent assets	563,188	630,669

Total assets	$6,502,052	$6,511,774

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable, accruals and other	$990,255	$1,007,777
Lease liabilities	49,255	58,714
Deferred revenue	294,809	237,374

Total current liabilities	1,334,319	1,303,865
Lease liabilities	165,669	177,906
Long-term debt, net of unamortized debt issuance costs	644,974	644,553
Other noncurrent liabilities	783,877	750,266
Total Amdocs Limited Shareholders’ equity	3,530,704	3,592,675
Noncontrolling interests	42,509	42,509

Total equity	3,573,213	3,635,184

Total liabilities and equity	$6,502,052	$6,511,774

AMDOCS LIMITED

Consolidated Statements of Cash Flows

(In thousands)

	Nine months ended June 30,
	2022	2021(a)
Cash Flow from Operating Activities:
Net income	$420,565	$564,849
Reconciliation of net income to net cash provided by operating activities:
Depreciation, amortization and impairment	174,712	157,024
Amortization of debt issuance costs	421	409
Equity-based compensation expense	52,700	39,943
Gain from sale of a business	(10,000)	(226,410)
Deferred income taxes	(20,442)	(64,882)
Loss from short-term interest-bearing investments	2,028	1,006
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	(157,557)	(121,653)
Prepaid expenses and other current assets	3,534	(434)
Other noncurrent assets	27,918	(19,387)
Lease assets and liabilities, net	3,603	6,724
Accounts payable, accrued expenses and accrued personnel	(63,804)	110,982
Deferred revenue	28,465	205,915
Income taxes payable, net	19,903	44,711
Other noncurrent liabilities	57,754	27,297

Net cash provided by operating activities	539,800	726,094

Cash Flow from Investing Activities:
Purchase of property and equipment, net (c)	(145,400)	(149,565)
Proceeds from sale of short-term interest-bearing investments	20,043	14,333
Purchase of short-term interest-bearing investments	(34,275)	(208,626)
Net cash paid for business and intangible assets acquisitions	(24,430)	(111,932)
Net cash received from sale of a business	10,000	288,990
Other	(5,030)	(332)

Net cash used in investing activities	(179,092)	(167,132)

Cash Flow from Financing Activities:
Payments under financing arrangements	—	(100,000)
Repurchase of shares	(400,922)	(539,969)
Proceeds from employee stock options exercises	72,957	84,474
Payments of dividends	(137,893)	(131,892)
Payment of contingent consideration from a business acquisition	(6,153)	(1,462)

Net cash used in financing activities	(472,011)	(688,849)

Net decrease in cash and cash equivalents	(111,303)	(129,887)
Cash and cash equivalents at beginning of period	709,064	983,188

Cash and cash equivalents at end of period	$597,761	$853,301

AMDOCS LIMITED

Supplementary Information

(In millions)

	Three months ended
	June 30, 2022	March 31, 2022	December 31, 2021	September 30, 2021	June 30, 2021
North America	$788.0	$772.2	$745.5	$722.8	$686.1
Europe	146.1	147.2	142.5	146.8	155.7
Rest of the World	226.2	225.9	216.6	217.7	224.5

Total Revenue	$1,160.3	$1,145.3	$1,104.6	$1,087.3	$1,066.3

	Three months ended
	June 30, 2022	March 31, 2022	December 31, 2021	September 30, 2021	June 30, 2021
Managed Services Revenue	$717.9	$663.4	$659.7	$637.5	$650.5

	As of
	June 30, 2022	March 31, 2022	December 31, 2021	September 30, 2021	June 30, 2021
12-Month Backlog	$3,950	$3,890	$3,830	$3,690	$3,590

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